October 31, 2017

Mr. Bruce Rosenberg

Treasurer

SPDR Series Trust

c/o SSGA Funds Management, Inc.

One Lincoln Street

Boston, Massachusetts 02111

RE: Fee Waiver and/or Expense Reimbursement Arrangement Agreements

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as the investment adviser to each series (each a “Fund” and collectively, the “Funds”) of the SPDR Series Trust (the “Trust”), agrees:

A. with respect to each Fund listed in the table below, to waive its management fee and/or reimburse certain expenses, so that each Fund’s net annual operating expenses, before application of any fees and expenses not paid by SSGA FM pursuant to the Amended and Restated Investment Advisory Agreement between the Trust and SSGA FM, dated September 1, 2003 (the “Investment Advisory Agreement”), if any, are limited to the following percentage of average daily net assets on an annual basis for the applicable duration referenced (each an “Expiration Date”):

Fund Name	Expense Limitation	Effective Date	Expiration Date
SPDR ICE BoFAML Crossover Corporate Bond ETF	0.30%	10/31/2017	10/31/2018
SPDR Nuveen Bloomberg Barclays Municipal Bond ETF	0.23%	10/31/2017	10/31/2018
SPDR Nuveen S&P High Yield Municipal Bond ETF	0.45%	10/31/2017	10/31/2018
SPDR S&P 500 Fossil Fuel Reserves Free ETF	0.20%	10/31/2017	10/31/2018

B. to waive its management fee and/or reimburse certain expenses, for each Fund in the Trust, in an amount equal to any acquired fund fees and expenses (“AFFEs”), excluding AFFEs derived from a Fund’s holdings in acquired funds for cash management purpose, if any, until October 31, 2018 (the “Expiration Date”).

***

Each of the above stated fee waivers and/or expense reimbursements (each a “Fee Waiver”, collectively the “Fee Waivers”) set forth in Sections (A) and (B): (i) supersedes any prior Fee Waiver for the applicable Fund, (ii) is subject to the terms and conditions of the Investment Advisory Agreement, (iii) does not provide for the recoupment by SSGA FM of any amounts waived or reimbursed, and (iv) may only be terminated during the relevant period with the approval of the Funds’ Board of Trustees.

SSGA FM and the Funds’ Officers are authorized to take such actions as they deem necessary and appropriate to continue each of the above stated Fee Waivers for additional periods, including of one or more years, after the Expiration Date of each Fee Waiver.

If these arrangements are acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

/s/ Ellen M. Needham
By:
Ellen M. Needham Director and President

Accepted and Agreed:

SPDR SERIES TRUST,

ON BEHALF OF EACH SERIES OF THE TRUST

/s/ Bruce Rosenberg
By:
Bruce Rosenberg
Treasurer